UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

EXHIBIT INDEX

On March 27, 2024, Akanda Corp. issued a press release announcing the closing of its previously announced underwritten public offering, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. Univest Securities, LLC (“Univest”) acted as the underwriter in connection with the Offering, and in consideration therefor the Company agreed to pay Univest discounts and commissions of $200,000, representing an underwiring discount equal to 4% per Common Share (or pre-funded warrant in lieu thereof), and also reimburse Univest $162,900 in fees and expenses (including the legal fees).

A copy of the underwriting agreement and pre-funded warrant are attached as Exhibit 1.1 and Exhibit 4.1 to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statement on Form F-1 (File No. 333-277182), which was declared effective as of March 19, 2024 by Securities and Exchange Commission.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

1.1	Form of Underwriting Agreement

4.1	Form of Pre-Funded Warrant

99.1	Akanda Corp. Announces Closing of Underwritten Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 27, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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